-------------------------               UNITED STATES SECURITIES AND EXCHANGE COMMISSION              ------------------------------
         FORM 4                                      Washington, D.C. 20549                                     OMB Approval
-------------------------                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                ------------------------------
[ ] Check this box if no                                                                               OMB Number:        3235-0287
    longer subject to        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Expires:   September 30, 1998
    Section 16. Form 4         Section 17(a) of the Public Utility Holding Company Act of 1935 or      Estimated average burden
    or Form 5 obligations              Section 30(f) of the Investment Company Act of 1940             hours per response.......0.5
    may continue. See                                                                                 ------------------------------
    Instruction 1(b).

    (Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*   2. Issuer Name and Ticker      4. Statement for  6. Relationship of Reporting Person
                                               or Trading Symbol              Month/Year        to Issuer
                                                                                                      (Check all applicable)
    Nordenvall    Bjorn                        OXiGENE, Inc. (OXGN)           12/99          [x] Director        [ ] 10% Owner
    ------------------------------------                                                     [x] Officer (give   [ ] Other
    (Last)        (First)      (Middle)                                                          title below)        (specify below)

                                                                                             Chairman, President and
                                                                                             Chief Executive Officer
    c/o OXiGENE, Inc.                                                                  ---------------------------------------
    One Copley Place, Suite 602
------------------------------------   -----------------------------------------------------------------------------------------
                  (Street)                  3. IRS or Social Security      5. If Amendment,  7. Individual or Joint/Group Filing
                                               Number of Reporting            Date of               (Check Applicable Line)
                                               Person (Voluntary)             Original       [X] Form Filed by One Reporting Person
    Boston, MA  02116                                                         (Month/Year)   [ ] Form Filed by More than One
    ------------------------------------                                                         Reporting Person
    (City)        (State)        (Zip)

------------------------------------------------------------------------------------------------------------------------------------
                       TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Month          (I)             (Instr. 4)
                             Year)                                                     (Instr. 3         (Instr. 4)
                                                                                       and 4)
------------------------------------------------------------------------------------------------------------------------------------
                                         Code     V     Amount  (A) or (D)  Price
------------------------------------------------------------------------------------------------------------------------------------

 Common Stock             12/06/99       S        V      70          D     $15.875           0                               (1)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        22,000              I                (2)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                       255,500              I                (3)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                 SEC 1474 (7-96)                                              (Over)

FORM 4 (continued)

                                   TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                               (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
------------------------------------------------------------------------------------------------------------------------------------
1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deri-     Exercise    Date       Code      Securities     cisable       Amount        Deri-    Deri-       Form        Beneficial
   vative    Price of               (Instr.   Acquired (A)   and Expi-     of            vative   vative      of Deri-    Ownership
   Secu-     Deri-       (Month/    8)        or Disposed    ration        Under-        Secu-    Secu-       vative      (Instr. 4)
   rity      vative      Day/                 of (D)         Date          lying         rity     rities      Security:
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     Direct
   3)                                         4, and 5)      Day/          ties          5)       cially      (D) or
                                                             Year)         (Instr.                Owned       Indirect
                                                                           3 and 4)               at End      (I)
                                                                                                  of          (Instr.
                                                                                                  Month        4)
                                                                                                  (Instr.
                                                                                                  4)
------------------------------------------------------------------------------------------------------------------------------------
                                    Code  V   (A)   (D)    Date    Expir- Title     Amount
                                                           Exerci- ation             or
                                                           sable   Date             Number
                                                                                     of
                                                                                   Shares
------------------------------------------------------------------------------------------------------------------------------------
Common Stock   18.13    8/1/99      A   (4)   60,000    12/15/99  12/15/09 Common   60,000   --       60,000     D
                                                                           Stock
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:


(1) Since the reporting person's last report, 70 shares previously held by the reporting person's daughter were sold.

(2)  Shares are held through capital insurance placed by the reporting person.

(3) Shares held by a corporation organized under the laws of Sweden of which the reporting person is the sole stockholder.

(4) Pursuant to an agreement dated 8/1/99, the reporting person was granted an option to purchase 60,000 shares of Common Stock, which option became exercisable on 12/15/99 at the specified exercise price, upon the satisfaction of certain conditions provided in each agreement.




                                                     Bjorn Nordenvall
** Intentional misstatements or omissions of
   facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).         By: /s/ Bjorn Nordenvall                                       5/25/00
                                                         --------------------------------------          ---------------------------
                                                         Bjorn Nordenvall                                             Date



Note:    File three copies of this Form, one of
         which must be manually signed. If space
         provided is insufficient, see Instruction
         6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless form displays a currently valid OMB Number.

                                                                                                                              Page 2
                                                                                                                     SEC 1474 (7-97)